Exhibit 99.1

Core AI’s Expands Into AI Driven Media Production

Miami, FL – Oct. 15, 2025 – Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI driven mobile games developer and publisher, today highlighted the performance of LikeMusic.ai, an AI-driven music generation platform developed by its subsidiary, Core Gaming.

LikeMusic.ai is designed to lower the barrier to music creation and enable scalable multimedia production. It empowers users to generate original, production-quality music across a wide range of genres, tempos and moods. The web-based platform supports both novice users and professional creators, facilitating efficient creation of background scores, soundscapes and vocal compositions for video, advertising and gaming applications, and delivers highly lifelike vocal rendering that captures breath and tonal nuances to closely mirror real human singing.

“With LikeMusic.ai, we have broadened our AI capabilities from visual and narrative generation into the audio domain,” said Aitan Zacharin, CEO of Core AI Holdings, Inc. “This platform advances our strategy to build scalable, revenue-generating platforms that enhance creative efficiency and content quality across the full spectrum of digital media. By extending our AI content generation ecosystem from text, image and video into the high-growth domain of music, we are positioning Core AI at the forefront of fully integrated, AI-driven media production while also strengthening our own internal creative pipeline.”

LikeMusic.ai Technology and Integration

LikeMusic.ai integrates leading text-to-music models, including Suno and Mureka, alongside Core Gaming’s proprietary optimization framework. By refining prompt structures and applying custom post-processing techniques, the platform enhances the coherence, expressiveness and audio quality of AI-generated music.

Users can generate compositions by entering simple text prompts such as “cheerful electronic intro” or “suspenseful background music” with adjustable parameters for genre, mood, tempo and duration. Tracks typically range from two to four minutes, and the system supports API integration and batch generation, making it ideal for high-volume content production environments.

LikeMusic.ai Operational Efficiency and Market Application

LikeMusic.ai has already been successfully integrated into Core Gaming’s internal content production pipeline. By automating background music generation aligned with script themes and visual content, Core Gaming has achieved approximately 40% increase in production efficiency, reduced reliance on traditional music sourcing and lowered associated licensing and procurement costs.

Early-stage user research indicates that browser-based creators including video producers, advertisers and independent game developers represent the most active segment of the platform’s audience. Consequently, LikeMusic.ai is optimized for web use rather than a standalone mobile application, aligning with professional workflows and enterprise integration opportunities.

For additional information about LikeMusic.ai, please visit https://likemusic.ai.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core AI’s mission is to harness the power of artificial intelligence to build transformative and scalable offerings across multiple verticals. Since our launch we have developed and co-developed over 2,100 games, driven over 780 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Core AI Investor Relations:

Brett Maas Hayden IR

chai@haydenir.com

646-536-7331

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Core AI’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Core AI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Core AI undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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